U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25     COMMISSION FILE NO. 000-14039

                           NOTIFICATION OF LATE FILING



|X|  Form 10-KSB       |_|  Form 20-F       |_|  Form 11-K      |_|  Form 10-QSB
|_|  Form N-SAR

For the Period Ended:  DECEMBER 31, 2000

        |_| Transition Report on Form 10-KSB
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-QSB
        |_| Transition Report on Form N-SAR

For the Transition Period Ended:  _______________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant:              eNucleus, Inc.

Address of Principal Executive        401 North Michigan Avenue, Suite 1200
Office:                               Chicago, IL  60611

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |_| (b) (i) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     |_| (ii) The subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     eNucleus, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2000 within 90 days after the end of such period without unreasonable effort or expense because of a delay in finalizing the Registrant's financial statements for such period occasioned by the need to properly account for expenses and other charges.


                           PART IV - OTHER INFORMATION

         (1) Name, address and telephone number of person to contact in regard to this notification:


     John Paulsen, 401 North Michigan Avenue, Suite 1200, Chicago, IL 60611

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              |X|  Yes           |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              |_|  Yes           |X|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     eNucleus, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001                       By: /s/ John Paulsen
                                                --------------------------------
                                                Name:    John Paulsen
                                                Title:   President



                                        2